Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Hewlett Packard Enterprise Company for the registration of debt securities, common stock, preferred stock, depositary shares, warrants, purchase contracts, guarantees and units, and to the incorporation by reference therein of our reports dated December 22, 2023, with respect to the consolidated financial statements of Hewlett Packard Enterprise Company, and the effectiveness of internal control over financial reporting of Hewlett Packard Enterprise Company, included in its Annual Report (Form 10-K) for the year ended October 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Houston, Texas
December 22, 2023